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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _____)*

Integramed America, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45810N302

(CUSIP Number)

February 13, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ... 45810N302................

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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   ..**Gruber and McBaine Capital Management, LLC**..

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) ....X...

   (b) ....

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3. SEC Use Only ....

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4. Citizenship or Place of Organization ....California........................

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power ....0..
	6. Shared Voting Power ....444,675..
	7. Sole Dispositive Power.................0...
	8. Shared Dispositive Power .... 444,675..

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9. Aggregate Amount Beneficially Owned by Each Reporting Person........................... 444,675............

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)................

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11. Percent of Class Represented by Amount in Row (9) ....14.6%.......

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12. Type of Reporting Person (See Instructions) IA & OO

CUSIP No. .... 45810N302.............

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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   .....Jon D. Gruber...

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) ...X...

   (b) ....

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3. SEC Use Only ....

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4. Citizenship or Place of Organization ....United States................................

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power ....44,225...........................

6. Shared Voting Power ....444,675.......................

7. Sole Dispositive Power... 44,225..................

8. Shared Dispositive Power .... 444,675...................

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9. Aggregate Amount Beneficially Owned by Each Reporting Person.................................. 488,900.......

---

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).......................

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11. Percent of Class Represented by Amount in Row (9) ....16.0%.........

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12. Type of Reporting Person (See Instructions) IN

CUSIP No. ..... 45810N302...............

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   ...J.Patterson McBaine..

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)   ...X..

   (b)   ....

3. SEC Use Only ....

4. Citizenship or Place of Organization ....United States........................

Number of Shares Beneficially Owned by Each Reporting Person With

5. Sole Voting Power ....31,700............

6. Shared Voting Power .... 444,675...............

7. Sole Dispositive Power... 31,700............

8. Shared Dispositive Power .... 444,675...............

9. Aggregate Amount Beneficially Owned by Each Reporting Person......................................476,375....

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions).......................

11. Percent of Class Represented by Amount in Row (9) ....15.63%.......

12. Type of Reporting Person (See Instructions) IN

CUSIP No. .... 45810N302..............

1. Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
    ...Thomas O. Lloyd-Butler..

2. Check the Appropriate Box if a Member of a Group (See Instructions)

    (a) ...X...

    (b) ....

3. SEC Use Only ....

4. Citizenship or Place of Organization ....United States........

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power ....0...............................
	6. Shared Voting Power .... 444,675............................
	7. Sole Dispositive Power...0.........................
	8. Shared Dispositive Power .... 444,675........................

9. Aggregate Amount Beneficially Owned by Each Reporting Person..................................... 444,675......

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)...................

11. Percent of Class Represented by Amount in Row (9) ....14.6%....

12. Type of Reporting Person (See Instructions) IN

CUSIP No. ..... 45810N302...............

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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).
   ....Eric B. Swergold...

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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)   ..X...

   (b)   ....

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3. SEC Use Only ....

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4. Citizenship or Place of Organization ....United States.....

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power ....0.....................
	6. Shared Voting Power .... 444,675.....................
	7. Sole Dispositive Power...0..................
	8. Shared Dispositive Power .... 444,675..................

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9. Aggregate Amount Beneficially Owned by Each Reporting Person.. 444,675

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)........................

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11. Percent of Class Represented by Amount in Row (9) ....14.6%.

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12. Type of Reporting Person (See Instructions) IN

Item 1.

    (a)   Name of Issuer Integramed America, Inc

          Address of Issuer's Principal Executive Offices

    (b)

          One Manhattanville Road, Purchase, New York 10577

Item 2.

          Names of Persons Filing

          Gruber & McBaine Capital Management, LLC ("GMCM")
    (a) **Jon D. Gruber ("Gruber")**
          J. Patterson McBaine ("McBaine")
          Thomas O. Lloyd-Butler ("Lloyd-Butler")
          Eric B. Swergold ("Swergold")

          Address of Principal Business Office or, if none, Residence

    (b)   50 Osgood Place, Penthouse
          San Francisco, CA 94133

    (c)   Citizenship – see item 4 of the cover sheet

    (d)   Title of Class of Securities- common stock

    (e)   CUSIP Number 45810N302

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [ ]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

    (b) [ ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) [ ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) [ ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

    (e) [X]   An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

    (f) [ ]   An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

    (g) [ ]   A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

    (h) [ ]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ]   A church plan that is excluded from the definition of an investment company

under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)   [   ]   Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

See Items 5-9 and 11 of the cover page for each Filer

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

The filer is a registered investment advisor whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No individual client's holdings of the Stock are more than five percent of the outstanding Stock.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.   Identification and Classification of Members of the Group

See item 2a of this schedule

Item 9.   Notice of Dissolution of Group

Not applicable

Item 10.   Certification

(a)   The following certification is included with respect to GMCM

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)   The following certification is included with respect to Gruber, McBaine, Lloyd-Butler and Swergold:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2002

Gruber and McBaine Capital Management, LLC

By: /s/ J. Patterson McBaine
         Print Name: J. Patterson McBaine
         Title: Manager

/s/ Jon D. Gruber   /s/ J. Patterson McBaine
Jon D. Gruber   J. Patterson McBaine

/s/ Thomas O. Lloyd-Butler   /s/ Eric B. Swergold
Thomas O. Lloyd-Butler   Eric B. Swergold